March 15, 2024
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Charles Eastman
Andrew Blume

Re:	SEC Letter dated March 13, 2024 Tyson Foods, Inc. Form 10-K for the Fiscal Year Ended September 30, 2023 Filed on November 13, 2023 File No. 001-14704
Dear Mr. Eastman and Mr. Blume:
In response to your letter dated March 13, 2024 (the “Letter”), Tyson Foods, Inc. (the “Company,” “Tyson,” “we” or “our”), submits the following response to the comment set forth in your Letter that pertains to the Company’s response in a letter dated March 6, 2024 to the SEC’s comments in a letter dated February 22, 2024 and the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Form 10-K”), which was filed with the Commission on November 13, 2023. For the Staff’s convenience, we have restated below in italics the comment from the Letter in its entirety and have supplied our response immediately thereafter.
Note 17: Segment Reporting, page 79
1.We note your response to comment 2 indicates that "revenues from external customers for each reportable segment are included in the tables displaying disaggregated sales by major distribution channel." Although we acknowledge that investors are able to recalculate each reportable segment's revenues from external customers based on the information provided, it is unclear how the current presentation meets the explicit disclosure requirement of ASC 280-10-50-22(a). As the combined revenue presentation in your table on page 81 is not an ASC 280 disclosure requirement, please revise your presentation in future filings to separately disclose revenues from external customers for each reportable segment.
Response:
The Company acknowledges the Staff’s comment and respectfully submits that we will add a column labeled “Total External Customers” to the tables displaying disaggregated sales by segment and major distribution channel contained in our Segment footnote. See the proposed changes to our tables from Note 17: Segment Reporting on page 82 of the Form 10-K, which will be reflected similarly in future filings (additional language is underlined):

Securities and Exchange Commission
Division of Corporation Finance

	Twelve months ended September 30, 2023
	Retail(a)	Foodservice(b)	International(c)	Industrial and Other(d)	Total External Customers	Intersegment	Total Sales
Beef	$8,947	$4,839	$2,633	$2,395	$18,814	$511	$19,325
Pork	1,677	477	1,235	1,338	4,727	1,041	5,768
Chicken	7,483	6,589	1,007	1,901	16,980	80	17,060
Prepared Foods	5,795	3,690	213	147	9,845	—	9,845
International/Other	—	—	2,515	—	2,515	—	2,515
Intersegment	—	—	—	—	—	(1,632)	(1,632)
Total	$23,902	$15,595	$7,603	$5,781	$52,881	$—	$52,881

Twelve months ended October 1, 2022
	Retail(a)	Foodservice(b)	International(c)	Industrial and Other(d)	Total External Customers	Intersegment	Total
Beef	$8,687	$4,940	$3,247	$2,439	$19,313	$541	$19,854
Pork	1,817	516	1,180	1,616	5,129	1,285	6,414
Chicken	7,194	6,475	1,131	1,996	16,796	165	16,961
Prepared Foods	5,587	3,751	191	160	9,689	—	9,689
International/Other	—	—	2,355	—	2,355	—	2,355
Intersegment	—	—	—	—	—	(1,991)	(1,991)
Total	$23,285	$15,682	$8,104	$6,211	$53,282	$—	$53,282

Twelve months ended October 2, 2021
	Retail(a)	Foodservice(b)	International(c)	Industrial and Other(d)	Total External Customers	Intersegment	Total
Beef	$8,779	$4,326	$2,720	$1,719	$17,544	$455	$17,999
Pork	1,787	474	1,173	1,563	4,997	1,280	6,277
Chicken	6,112	5,566	770	1,217	13,665	68	13,733
Prepared Foods	5,231	3,311	140	171	8,853	—	8,853
International/Other	—	—	1,990	—	1,990	—	1,990
Intersegment	—	—	—	—	—	(1,803)	(1,803)
Total	$21,909	$13,677	$6,793	$4,670	$47,049	$—	$47,049
(a) Includes external sales to consumer products and food retailers, such as grocery retailers, warehouse club stores, and internet-based retailers.
(b) Includes external sales to foodservice distributors, restaurant operators, hotel chains and noncommercial foodservice establishments such as schools, convenience stores, healthcare facilities and the military.
(c) Includes external sales to international markets related to internationally produced products or export sales of domestically produced products.
(d) Includes external sales to industrial food processing companies that further process our product to sell to end consumers and any remaining sales not included in the Retail, Foodservice or International categories. For fiscal 2023 and 2021, the Chicken segment included a $156 million and $545 million reduction in Other due to the recognition of legal contingency accruals, respectively.
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If you have any additional questions or comments, please do not hesitate to contact me or Adam Deckinger, General Counsel and Secretary, at (479) 290-5463.

Very truly yours, /s/ John R. Tyson John R. Tyson Executive Vice President and Chief Financial Officer